**EXHIBIT 4.125**

**Fifth Addendum**

**Memorandum of Agreement**

Made and entered into between:-

**ANGLOGOLD ASHANTI LIMITED**

(Reg No 1944/017354/06)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Robert Louis Lazare, he being duly authorised hereto under and by virtue of a Delegation of Authority Policy which was approved by the Audit and Corporate Governance Committee of the board of directors of the company passed at Johannesburg on the 24th day of October 2003);

of the first part;

and

## ERGO MINING (PROPRIETARY) LIMITED

[formerly known as Friedshelf 849 (Proprietary) Limited]

(Reg No 2007/004886/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto);

of the second part;

and

## DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED

(Reg No 2005/033662/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Daniel Pretorius, in his capacity as a director thereof, he being duly authorised hereto);

of the third part;

and

## MINTAILS SOUTH AFRICA (PROPRIETARY) LIMITED

(Reg No 2004/007547/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto);

of the fourth part.

1. **Definitions**

1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

1.1.1 "**FIRST ADDENDUM**" shall mean the letters agreement entered into between the *PARTIES* at Johannesburg on the 17 August 2007 and in terms whereof they extended the deadline in clause 3.1 of the **MAIN AGREEMENT** from the 20 August 2007 to the 31 August 2007;

1.1.2 "**FIFTH ADDENDUM**" shall mean this agreement further modifying the **MAIN AGREEMENT** in the respects set forth hereafter;

1.1.3 "**FOURTH ADDENDUM**" shall mean the agreement entered into between the *PARTIES* at Johannesburg on the 28 February 2008 relating to the amendment of the **MAIN AGREEMENT** in certain respects.

1.1.4  "**MAIN AGREEMENT**"  shall mean the Memorandum of Agreement made and entered into by and between the *PARTIES* at Johannesburg on the 6 August 2007 and shall be deemed to include the **FIRST ADDENDUM**, the **SECOND ADDENDUM**, the **THIRD ADDENDUM** and the **FOURTH ADDENDUM** thereto - *the definitions contained in the aforesaid agreement shall, unless inconsistent with the context of the* **FIFTH ADDENDUM,** *apply mutatis mutandis thereto and for ease of reference shall be reflected throughout the* **FIFTH ADDENDUM** *in capital italics*;

1.1.5  "**SECOND ADDENDUM**"  shall mean the letters agreement entered into between the *PARTIES* at Johannesburg on the 30 August 2007 in terms whereof they extended the deadline in clause 3.1 of the **MAIN AGREEMENT** from the 31 August 2007 to the 10 September 2007;

1.1.6 "**THIRD ADDENDUM**" shall mean the agreement entered into between the *PARTIES* at Johannesburg on the 21 November 2007 relating to amendment of the **MAIN AGREEMENT** in certain respects.

1.2 The provisions of clause 1.2 of the **MAIN AGREEMENT** shall apply *mutatis mutandis* hereto.

## 2. Recordal

It is recorded that:-

2.1 the *PARTIES* are desirous of further amending the **MAIN AGREEMENT** in certain respects; and

2.2 the *PARTIES* have accordingly agreed to enter into the **FIFTH ADDENDUM**, as hereafter.

## 3. FIFTH ADDENDUM

The *PARTIES* do hereby agree to the amendment of the **MAIN AGREEMENT** retrospectively with effect from the **SIGNATURE DATE**, in the respects set forth hereafter:-

3.1     **ad new clause 8bis -** "*<u>Rehabilitation Obligations and Guarantees to be established therefor</u>*"

By the introduction of a new clause 8bis to read as follows:-

"*8bis*       *<u>Rehabilitation Obligations and Guarantees to be established therefor</u>*

      *8bis.1*       Pursuant to **NEWCO**'s obligation to establish a bank guarantee in favour of **AGA** in respect of the rehabilitation obligations arising out of clause 8.4 of the **MAIN AGREEMENT** as read with clause 8.4bis of the **THIRD ADDENDUM**, **NEWCO** has caused the sum of **ZAR**63 000 000,00 (sixty three million **RAND**) to be paid to the **ATTORNEYS** who are currently holding the same in trust and in respect whereof the **ATTORNEYS** have been mandated by **NEWCO** to cause a bank guarantee to be issued in respect of such sum in favour of **AGA**.

      *8bis.2*       To obviate a demand gurantee, **AGA** and **NEWCO** have agreed that to facilitate draw downs thereunder, the following four tier methodology shall be applicable:-

- *in the first instance* : any amount payable under the guarantee shall be determined by persons at operational level at **AGA** and **NEWCO** respectively and if agreement is reached, a letter addressed to the bank shall then be issued under *their joint signatures ("**first tier**")., and failing agreement thereafter;*

- *in the second instance : any amount payable under the guarantee shall be determined by Ben Wicks or his appointed nominee of **AGA** and Charles Symons or Lloyd Birrell of **NEWCO** and if agreement is reached, a letter shall then be issued under their joint signatures ("**second tier**"), and failing agreement, thereafter*

- *in the third instance : any amount payable under the guarantee shall be determined by the Executive Vice-President: Africa or his nominee of **AGA** and Dick van der Walt (Chief Executive Officer of **MINTAILS SA**) or Niel Pretorius (of **DRD SA**) and if agreement is reached, a letter shall then be issued under their joint signatures ("**third tier**"), and failing agreement, thereafter*

- *in the fourth instance : by formal adjudication in accordance with the provisions of clause 17 of the **MAIN AGREEMENT**, and a written directive shall then be issued by the arbitrator ("**fourth tier**").*

*8bis.3    The guarantee shall be substantially as set forth in* **_Annexe "1"_** *hereto or with such amendments as may be determined by* **AGA**, **NEWCO** *and the bank establishing the same.*

*In this context it is recorded that* **AGA** *shall be entitled to levy interest on any draw down amount confirmed by letter as provided in 8bis.2 supra, calculated at the highest call rate, from time to time, of The Standard Bank of South Africa Limited (as certified by any senior manager thereof, whose appointment and authority it shall not be necessary to prove and which certificate shall constitute prima facie proof thereof), from the date of the demand made pursuant to such letter to date of payment, both days inclusive.".*

## 4. MAIN AGREEMENT

The **MAIN AGREEMENT** as amended by the **FIRST ADDENDUM**, the **SECOND ADDENDUM**, the **THIRD ADDENDUM**, the **FOURTH ADDENDUM** and the **FIFTH ADDENDUM**, shall remain fully binding and effective as between the *PARTIES* according to the terms and tenor thereof.

## 5. Counterparts

The **FIFTH ADDENDUM** may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the **FIFTH ADDENDUM** in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

Thus done and signed by **AGA** at Johannesburg on this the       day of May 2008, in the presence of the undersigned witnesses.

As witnesses:-                              For: AngloGold Ashanti Limited

1.    _____

2.                                  /s/RL Lazare

   _____     _____

                                          - duly authorised signatory -

Thus done and signed by **NEWCO** at Johannesburg on this the       day of May 2008, in the presence of the undersigned witnesses.

As witnesses:-                              For: Ergo Mining (Proprietary) Limited

 1.

 2.    _____     /s/DAW van der Walt

                                               - director -

Thus done and signed by **DRD SA** at Johannesburg on this the       day of May 2008, in the presence of the undersigned witnesses.

As witnesses:-                              For: DRDGold South African Operations (Proprietary) Limited

1.    _____

2.    _____     /s/D Pretorius

Thus done and signed by **MINTAILS SA** at Johannesburg on this the           day of May 2008, in the presence of the undersigned witnesses.

<u>As witnesses</u>:-                                           For: MinTails South Africa (Proprietary) Limited

1.   _____

2.   _____          \_\_\_\_/s/DAW van der Walt_____
                                                              - director -